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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

LAUNCH MEDIA, INC.
(Name of Subject Company)

JEWEL ACQUISITION CORPORATION
a wholly owned subsidiary of Yahoo! Inc.
and
YAHOO! INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

518567 10 2
(CUSIP Number of Class of Securities)

Susan L. Decker
Senior Vice President, Finance and Administration and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, California 94089
Telephone: (408) 349-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Callahan Deputy General Counsel Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 Telephone: (408) 349-3300	Steven J. Tonsfeldt David R. Young Kristen D. Kercher Venture Law Group A Professional Corporation 2800 Sand Hill Road Menlo Park, California 94025 Telephone: (650) 854-4488

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$12,448,573.36	$2,490

*
For purposes of calculating amount of filing fee only. This amount assumes the purchase of 13,531,058 shares of common stock of Launch Media, Inc. outstanding as of June 30, 2001 at a purchase price of $0.92 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $2,490.
  Form or Registration No.: Schedule TO.
  Filing party: Jewel Acquisition Corporation and Yahoo! Inc.
  Date filed: July 12, 2001.

/
/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/
third-party tender offer subject to Rule 14d-1.

/
/  issuer tender offer subject to Rule 13e-4.

/
/  going-private transaction subject to Rule 13e-3.

/
/  amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer:  /x/

    This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the "Commission") on July 12, 2001, as previously amended, (the "Schedule TO") by Jewel Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Launch Media, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.92 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 12, 2001 and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by Purchaser in the Offer. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 8. Interest in Securities of the Subject Company

    Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

    "At 12:00 midnight, New York City time, on Wednesday, August 8, 2001, the Offer expired. Based on a preliminary count, approximately 12,543,266 Shares were validly tendered and not withdrawn pursuant to the Offer, of which 2,246,238 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 92.5% of the outstanding Shares. Effective as of 12:01 a.m. on August 9, 2001, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. Upon the acceptance for payment of all validly tendered Shares (including Shares tendered pursuant to notices of guaranteed delivery), Parent and Purchaser will own a sufficient number of Shares to effect the Merger under Delaware General Corporation Law without a vote or meeting of the Company's stockholders. Pursuant to the Merger, Shares that were not tendered into the Offer (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Merger, which Shares will be canceled without any conversion thereof and no payments or distributions will be made with respect thereto) will be canceled and converted into the right to receive $0.92 per Share in cash (subject to applicable withholding taxes), without interest, subject to the rights of holders of non-tendered Shares to seek appraisal of the fair market value thereof pursuant to Section 262 of the Delaware General Corporation Law. Following the Merger, the Company will become a wholly owned subsidiary of Parent. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(5)(B)."

Item 12. Exhibits

    Exhibit (a)(5) of Item 12 of the Schedule TO is hereby amended by deleting "(a)(5)" and replacing it with "(a)(5)(A)."

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(5)(B)	Text of Press Release issued by Yahoo! dated August 9, 2001.

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SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JEWEL ACQUISITION CORPORATION
By:	/s/ JEFFREY MALLETT
Name:	Jeffrey Mallett
Title:	President
YAHOO! INC.
By:	/s/ JEFFREY MALLETT
Name:	Jeffrey Mallett
Title:	President and Chief Operating Officer

Dated: August 9, 2001

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EXHIBIT INDEX

Exhibit No.		Exhibit Name
(a)(1)(A)	*	Offer to Purchase, dated July 12, 2001.
(a)(1)(B)	*	Form of Letter of Transmittal.
(a)(1)(C)	*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	*	Summary Advertisement as published in the Wall Street Journal on July 12, 2001.
(a)(5)(B)		Text of Press Release issued by Yahoo! Inc. dated August 9, 2001.
(d)(1)	*	Agreement and Plan of Merger dated as of June 27, 2001 among the Company, Yahoo! and the Purchaser. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(2)	*	Stockholders Agreement dated as of June 27, 2001 among Yahoo!, the Purchaser and certain stockholders of the Company set forth on Schedule 1 to the Stockholders Agreement. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(3)	*	Stockholders Agreement dated as of June 27, 2001 among Yahoo!, the Purchaser and certain stockholders of the Company set forth on Schedule 1 to the Stockholders Agreement. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(4)	*	Employment Agreement dated as of June 27, 2001 between the Company and Robert D. Roback.
(d)(5)	*	Employment Agreement dated as of June 27, 2001 between the Company and David B. Goldberg.
(d)(6)	*	Noncompetition Agreement dated as of June 27, 2001 between Yahoo! and Robert D. Roback.
(d)(7)	*	Noncompetition Agreement dated as of June 27, 2001 between Yahoo! and David B. Goldberg.
(d)(8)	*	Loan and Security Agreement dated as of May 25, 2001 between Yahoo! and the Company.
(d)(9)	*	Intellectual Property Security Agreement dated as of May 25, 2001 between Yahoo! and the Company.
(d)(10)	*	Secured Promissory Note dated May 25, 2001 payable by the Company to Yahoo!.
(d)(11)	*	Secured Promissory Note dated June 28, 2001 payable by the Company to Yahoo!.
(d)(12)	*	Secured Promissory Note dated July 2, 2001 payable by the Company to Yahoo!.
(d)(13)	*	First Amendment to Loan and Security Agreement dated June 27, 2001 between Yahoo! and the Company.
(d)(14)	*	Confidentiality Agreement dated April 27, 2000 between the Company and Yahoo!.
(d)(15)	*	Side Letter to Confidentiality Agreement dated July 2, 2001 between the Company and Yahoo!.
(d)(16)	**	Secured Promissory Note date July 31, 2001 payable by the Company to Yahoo!.

*
Incorporated herein by reference to the Schedule TO filed by Jewel Acquisition Corporation and Yahoo! Inc. on July 12, 2001.
**
Incorporated herein by reference to Amendment No. 1 to the Schedule TO filed by Jewel Acquisition Corporation and Yahoo! Inc. on August 2, 2001.

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  Item 8. Interest in Securities of the Subject Company
  Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX